UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S

TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF

1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS

UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

Commission File Number 0-31376

Kabushiki Kaisha Millea Holdings

(Exact name of registrant as specified in its charter)

Tokyo Kaijo Nichido Building Shinkan,

2-1, Marunouchi 1-chome,

Chiyoda-ku, Tokyo 100-0005, Japan

+81-3-6212-3345

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

American Depositary Shares, represented by American Depositary Receipts, each of which represents one share of our Common Stock

Common Stock

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒	Rule 12h-6(d) ☐
(for equity securities)	(for successor registrants)

Rule 12h-6(c) ☐	Rule 12h-6(i) ☐
(for debt securities)	(for prior Form 15 filers)

PART I

Item 1.	Exchange Act Reporting History

Millea Holdings, Inc. (“Millea”), the English translation of Kabushiki Kaisha Millea Holdings, the name specified in its charter, was formed on April 2, 2002 as the holding company for The Tokio Marine and Fire Insurance Company, Limited and The Nichido Fire and Marine Insurance Company, Limited in a statutory share transfer under Japanese law. Trading of our American depositary shares (“ADSs”), represented by American depositary receipts (“ADRs”), on the NASDAQ National Market, subsequently renamed the NASDAQ Global Select Market (“NASDAQ”), commenced on April 2, 2002. Accordingly, our reporting obligations under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), commenced on April 2, 2002.

Millea has filed or submitted all reports required under Section 13(a) or Section 15(d) of the Exchange Act and the corresponding Securities and Exchange Commission (the “Commission”) rules for the 12 months preceding the filing of this form. Millea has filed at least one annual report under Section 13(a).

Item 2.	Recent United States Market Activity

Millea has not issued any securities in the United States in a registered offering under the Securities Act of 1933, as amended (the “Securities Act”) since April 2, 2002.

Item 3.	Foreign Listing and Primary Trading Market

The foreign exchanges on which Millea has maintained a listing of its common stock are based in Japan and are the First Section of Tokyo Stock Exchange, Inc. (the “TSE”) and the First Section of Osaka Securities Exchange Co., Ltd. (the “OSE”). Together such exchanges constitute the primary trading market for Millea’s securities. Millea was initially listed on the TSE on April 1, 2002 and on the OSE on April 1, 2002. Millea has maintained the listing of its common stock on both the TSE and on the OSE for at least the 12 months preceding the filing of this Form 15F.

The ADSs, each representing one share of common stock, have been listed on NASDAQ since April 2, 2002. JPMorgan Chase Bank, N.A. (“JPMorgan Chase”) is Millea’s depositary issuing ADRs evidencing ADSs pursuant to the Amended and Restated Deposit Agreement dated March 21, 2005 among Millea, JPMorgan, as depositary, and all Holders and Beneficial Owners of ADSs evidenced by ADRs. Millea voluntarily applied for delisting of its ADSs from NASDAQ pursuant to Form 25 filed with the SEC on July 16, 2007. The delisting became effective on July 26, 2007.

The percentage of trading in Millea’s common stock that occurred in Japan on the TSE, the OSE and off-exchange for the 12-month period from July 26, 2006 to July 25, 2007 (both dates inclusive) was 98.1% of the worldwide trading volume.

Millea does not have equity securities, or any other securities, registered on a shelf or other Securities Act registration statement under which securities remain unsold.

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Item 4.	Comparative Trading Volume Data

The average daily trading volume of the common stock (in the form of ADRs) of Millea in the United States (both on-exchange and off-exchange) for the 12-month period from July 26, 2006 to July 25, 2007 (both days inclusive) was 49,734 shares of common stock (representing 49,734 ADSs). The average daily trading volume of the common stock of Millea worldwide for the 12-month period from July 26, 2006 to July 25, 2007 (both days inclusive) was 2,648,541 shares of common stock. The average daily trading volume of the common stock (in the form of ADRs) of Millea in the United States for the 12-months period from July 26, 2006 to July 25, 2007 (both days inclusive) was 1.9% of the average daily trading volume of the common stock of Millea worldwide for the 12-month period from July 26, 2006 to July 25, 2007 (both days inclusive).1

Millea’s delisting of its American depositary shares and common stock from the NASDAQ Global Select Market became effective on July 26, 2007.

Millea has not terminated a sponsored American depositary receipt facility regarding its common stock. Millea will maintain a Level I sponsored American depositary receipt facility with JPMorgan Chase.

Millea has relied in good faith upon the stock quotation reports published by the TSE and by the OSE for determining the trading volume information for Millea common shares in Japan and has relied in good faith upon reports published by NASDAQ Online for determining the trading volume information of the common stock (in the form of ADRs) of Millea in the United States.

Item 5.	Alternative Record Holder Information

Not applicable.

Item 6.	Debt Securities

Not applicable.

Item 7.	Notice Requirement

Millea has published notice of its intent to terminate its duty to file reports under Sections 13(a) and 15(d) of the Exchange Act on July 5, 2007. Millea used Business Wire to disseminate the notice in the United States. On July 5, 2007, Millea submitted a copy of the notice to the Commission under cover of Form 6-K and posted such notice on its website: www.millea.co.jp.

Item 8.	Prior Form 15 Filers

Not applicable.

1 For purposes of calculating the average daily trading volumes, Millea has assumed that the stock split which occurred on September 30, 2006 and the ADR ratio change connected thereto had been conducted after trading hours on July 25, 2006.

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PART II

Item 9.	Rule 12g3-2(b) Exemption

For the foreseeable future, Millea will publish the information required under Rule 12g3-2(b)(1)(iii) on its website: www.millea.co.jp.

PART III

Item 10.	Exhibits

None.

Item 11.	Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)	The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

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SIGNATURE

Pursuant to the requirements of the Exchange Act, Millea Holdings, Inc. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Millea Holdings, Inc. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under Section 12(g) of the Exchange Act, or its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act, or both.

MILLEA HOLDINGS, INC.

Date: July 30, 2007	By:	/s/ Takashi Ito
	Name:	Takashi Ito
	Title:	General Manager, Legal Department

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